ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.:  333-231254
Dated May 7, 2019

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-03

PolyMet announces filing of preliminary prospectus for rights offering and entry into standby purchase agreement with Glencore

St. Paul, Minn., May 7, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) (TSX: POM; NYSE American: PLM) has filed a short form preliminary prospectus with securities regulatory authorities in each of the Canadian provinces, and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission (“SEC”) in respect of an offering of rights (“Rights”) to purchase common shares of the company to raise approximately US$265 million in gross proceeds (the “Rights Offering”).

Summary of Rights Offering

Pursuant to the Rights Offering, all eligible registered shareholders of PolyMet (subject to applicable law) will receive one Right for every common share of PolyMet owned on the record date (the “Record Date”), which will be a date no less than 10 calendar days following receipt of the approval of the Toronto Stock Exchange (“TSX”) and NYSE American for the Rights Offering. The Rights Offering will include an additional subscription privilege entitling holders of Rights who have fully exercised their Rights to subscribe for additional common shares, if available, that were not otherwise subscribed for under the Rights Offering.

PolyMet will apply to have the Rights listed for trading on both the TSX and NYSE American. The approval of such listings is subject to the company fulfilling all of the listing requirements of these exchanges.

In accordance with the rules of the TSX and as provided in the Standby Agreement (described below) with Glencore, the subscription price  for the common shares of PolyMet to be purchased upon exercise of the Rights (the “Rights Price”) will represent a 20 percent discount to the U.S. dollar equivalent of the volume weighted average price (“VWAP”) of PolyMet common shares on the TSX for the five trading days immediately prior to the day the final short form prospectus for the Rights Offering (the “Final Prospectus”) is filed. The number of Rights required to subscribe for one new common share of PolyMet will be determined on the basis of the Rights Price and the number of common shares in issue at the time of pricing (currently approximately 322 million common shares) in order to receive gross proceeds of approximately US$265 million.  The period during which Rights may be exercised under the Rights Offering will be determined at the time of filing the Final Prospectus.

Standby Purchase Agreement
As contemplated by the previously disclosed Extension Agreement between PolyMet and Glencore AG (“Glencore”) and in connection with the Rights Offering, PolyMet has entered into a standby purchase agreement (the "Standby Purchase Agreement") pursuant to which Glencore, subject to certain terms and conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at the Rights Price, that number of common shares, equal to the difference, if any, of (x) the total number of common shares offered pursuant to the Rights Offering minus (y) the number of common shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege (the “Standby Commitment”). As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the Rights Offering will be fully backstopped by Glencore. Glencore will be entitled to a fee (the “Standby Fee”) at the closing of the Rights Offering of approximately US$7.7 million which is equal to 3.0 percent of the total funds committed by Glencore (based on the assumptions in this news release).

The company intends to make available the proceeds of the Rights Offering for: (a) the repayment of the amount that PolyMet is indebted to Glencore which, as at March 31, 2019, is the principal amount of US$165 million plus accrued interest of approximately US$77.8 million plus additional interest which continues to accrue; (b) the payment of the Standby Fee in full; and (c) payment of expenses of the Rights Offering.

By virtue of its 28.8 percent shareholding in PolyMet, Glencore is a related party to the company, and the Rights Offering, as a result of the Standby Commitment, is a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"). However, the Rights Offering is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 pursuant to section 5.1(k)(ii) of MI 61-101.

The Rights Offering, and Glencore’s ability and obligation to participate n the Rights Offering, including in respect of the Standby Commitment, is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and NYSE American and the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Further details concerning the Rights Offering, including the terms of the Standby Purchase Agreement are contained in the company's preliminary short form prospectus which will be available on the company's SEDAR profile and in the company’s Form F-10 filed with the SEC on EDGAR (available at www.sec.gov). The foregoing description of certain terms of the Standby Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements to be filed by PolyMet under its profile at www.sedar.com.

Subject to applicable law, a rights certificate and the Final Prospectus will be distributed to all eligible shareholders who owned common shares on the Record Date along with instructions explaining how many Rights a shareholder is entitled to receive, the number of PolyMet common shares that can be purchased for those Rights, how to subscribe to such Rights or instruct brokers how to subscribe for the purchase of common shares pursuant to those Rights, or instruct such shareholder’s broker to subscribe for the purchase of common shares on the shareholder’s behalf, and how to sell Rights in the market or otherwise transfer them to another party.

This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.